FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 26 March 2013, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC ordinary shares, changed as detailed below.  The change in interest relates to the vesting of awards made in March 2010 under the AstraZeneca Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, the individuals listed, with the exception of Bahija Jallal, have now become beneficially entitled to 47% of the shares originally awarded.  In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed.  The award made to Bahija Jallal was subject to different performance conditions, the outcome of which resulted in a vesting percentage of 105%. In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interests of Bahija Jallal and Mark Mallon are in the Company's American Depositary Shares (ADSs).  One ADS equals one ordinary share.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Katarina Ageborg	10,275	4,829	0	4,829	3256.5p
Ruud Dobber	20,601	9,682	5,035	4,647	3256.5p
Paul Hudson	5,058	2,377	1,237	1,140	3256.5p
Bahija Jallal	16,431	17,252	6,956	10,296	$49.53
Mark Mallon	18,996	8,928	3,750	5,178	$49.53

A C N Kemp
Company Secretary
27 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary